Exhibit 99.20

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

July 19, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,856,524

WINDSTAR AND KINGMAN PROJECT UPDATE

Western Wind Energy Corp. (“Western Wind” or the “Company”) (TSX.V – “WND”) is pleased to the following progress on our projects under construction:

Kingman, Arizona

The 10.5 MW wind and solar project has reached mechanical completion of the five (5) - 2-MW Gamesa G90 wind turbines. We are currently drilling the pads for the solar tracking system and expect this to be completed over the next two weeks. The solar panels and inverters have already been delivered and we expect completion of the solar portion by mid-August, 2011. After this, we await the utility to energize our site, which is expected by August 31, 2011, for revenue service.

Windstar, Tehachapi, California

Regarding our 120-MW wind project located in Tehachapi, California, eighty-eight (88%) percent of the foundations have been completed, 70% of the base-set towers have been installed, 80% of the nacelles (gearbox and generator) have been delivered and 25% of the nacelles have been installed on top of the towers.

With the average windspeeds during the month of June at over 30 miles per hour, the installation of nacelles and blades will occur at a more rapid pace after the extremely high wind season comes to an end. We anticipate August, September and October to be very signficant months for completing the turbine installations.

Yabucoa, Puerto Rico

Our Yabucoa lead project debt arranger Rabobank, and Western Wind have chosen Black and Veatch as the independent engineer for our Yabucoa Project. Both parties have chosen their independent lead counsels for financial close.

Valuation

DAI Consulting has been working on Phase 3 of the valuation and due to the summer season, we expect to be in receipt of the final version in September.

About Western Wind

Western Wind Energy is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of net rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.